UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

O.I. Corporation
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

670841105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Mustang Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 238,210
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 238,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Mustang Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 238,210
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 238,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON John K. H. Linnartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 238,210
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 238,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Western Mustang Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 238,210
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 238,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Western Sizzlin Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 238,210
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 238,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 670841105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.  The primary purpose of amending the Schedule 13D is to add Western Mustang Holdings LLC, a Delaware limited liability company (“Western Mustang”), and Western Sizzlin Corporation, a Delaware corporation (“WSC”), as Reporting Persons by virtue of Western Mustang’s acquisition of a 51% ownership interest in Mustang Capital Management, LLC (“MCM”).

Item 2 is hereby amended to add the following:

On July 9, 2008, Western Mustang, a wholly-owned subsidiary of WSC, acquired a 51% ownership interest in MCM.  Accordingly, Western Mustang and WSC are hereby added as Reporting Persons to this Schedule 13D.

The principal business address of each of Western Mustang and WSC is 416 South Jefferson Street, Suite 600, Roanoke, Virginia 24011.

The principal business of Western Mustang is purchasing, holding and selling securities for investment purposes. The principal business of WSC is serving as a holding company that owns subsidiaries engaged in a number of diverse business activities, including the franchise and operation of restaurants.

Set forth in Schedule A annexed hereto is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of WSC’s directors and executive officers as of the date hereof.

Neither of Western Mustang or WSC, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of Western Mustang or WSC, nor any person listed on Schedule A annexed hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Western Mustang is a Delaware limited liability company and WSC is a Delaware corporation.

Item 5.                                Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)-(e) The aggregate percentage of Shares reported owned by each person named herein is based upon 2,612,537 Shares outstanding, which is the total number of Shares reported to be outstanding as of May 1, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2008.

As of the close of business on July 10, 2008, MCP I, MCPII and the Accounts beneficially owned 238,210 Shares, constituting approximately 9.1% of the Shares outstanding.

CUSIP NO. 670841105

As general partner of each of MCP I and MCP II, and as investment manager to the Accounts, MCA may be deemed to beneficially own the 238,210 Shares collectively owned by MCP I, MCP II and the Accounts, constituting approximately 9.1% of the Shares outstanding.

As general partner of MCA, MCM may be deemed to beneficially own the 238,210 Shares beneficially owned by MCA, constituting approximately 9.1% of the Shares outstanding.

As managing member of MCM, Mr. Linnartz may be deemed to beneficially own the 238,210 Shares beneficially owned by MCM, constituting approximately 9.1% of the Shares outstanding.

Western Mustang, by virtue of its 51% ownership interest in MCM, may be deemed to beneficially own the 238,210 Shares beneficially owned by MCM, constituting approximately 9.1% of the Shares outstanding.

WSC, as the sole member of Western Mustang, may be deemed to beneficially own the 238,210 Shares beneficially owned by Western Mustang, constituting approximately 9.1% of the Shares outstanding.

There have not been any transactions in the Shares by any of the Reporting Persons, including Western Mustang and WSC, during the past 60 days.

No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.  The Reporting Persons expressly disclaim beneficial ownership of the Securities reported herein except to the extent of their respective pecuniary interests therein.

Item 6 is hereby amended to add the following:

On July 11, 2008, the Reporting Persons entered into a Joint Filing Agreement.  A copy of the Joint Filing Agreement is attached hereto and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Mustang Capital Advisors, LP, Mustang Capital Management, LLC, John K. H. Linnartz, Western Mustang Holdings LLC and Western Sizzlin Corporation, dated July 11, 2008.

CUSIP NO. 670841105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2008	MUSTANG CAPITAL ADVISORS, LP

	By:	Mustang Capital Management, LLC its general partner

	By:	/s/ John K. H. Linnartz
John K. H. Linnartz, Managing Member

MUSTANG CAPITAL MANAGEMENT, LLC

By:	/s/ John K. H. Linnartz
John K. H. Linnartz, Managing Member

/s/ John K. H. Linnartz
John K. H. Linnartz

WESTERN MUSTANG HOLDINGS LLC

By:	Western Sizzlin Corporation, its sole member

By:	/s/ Robyn Mabe
Robyn Mabe, Vice President and CFO

WESTERN SIZZLIN CORPORATION

By:	/s/ Robyn Mabe
Robyn Mabe, Vice President and CFO

CUSIP NO. 670841105

SCHEDULE A

Directors and Executive Officers of Western Sizzlin Corporation

Name and Position	Present Principal Occupation	Principal Business Address

Sardar Biglari Chairman of the Board, President and Chief Executive Officer	Chairman and Chief Executive Officer of Biglari Capital Corp., the general partner to The Lion Fund, L.P., a private investment fund	c/o The Lion Fund, L.P. 9311 San Pedro Avenue Suite 1440 San Antonio, TX 78216

Philip L. Cooley Ph.D. Vice Chairman of the Board of Directors	Prassel Distinguished Professor of Business at Trinity University in San Antonio, Texas	c/o Trinity University One Trinity Place San Antonio, TX 78212-7200

Titus W. Greene Director	Director of Western Sizzlin Corporation	c/o Western Sizzlin Corporation 416 South Jefferson Street Suite 600 Roanoke, VA 24011

Jonathan Dash Director	Chairman and Chief Executive Officer of Dash Acquisitions, LLC, whose principal business is investment management	c/o Dash Acquisitions, LLC 183 Rodeo Drive Beverly Hills, CA 90212

Kenneth R. Cooper Director	Mr. Cooper is engaged in the private practice of law in San Antonio, Texas, specializing in real estate transactions	14607 San Pedro Avenue Suite 130 San Antonio, TX 78232

Martin S. Fridson Director	Chief Executive Officer of FridsonVision LLC, an independent investment research firm	c/o FridsonVision LLC 54 West 21st Street Suite 1007 New York, NY 10010

Robyn B. Mabe Vice President and Chief Financial Officer; Secretary/Treasurer	Vice President and Chief Financial Officer; Secretary/Treasurer of Western Sizzlin Corporation	c/o Western Sizzlin Corporation 416 South Jefferson Street Suite 600 Roanoke, VA 24011